Exhibit 99.5

Bragg Inks Global Agreement Extension with 711 Group

•	Powers first-time launch of Bragg’s turnkey solution into Belgian iGaming market

•	Marks the launch of 11th online casino brand powered by the Bragg turnkey solution and follows successful rollout and strong growth journey in Dutch iGaming market

•	Strategic three-year extension offers potential for future joint online casino and sportsbook launches across additional regulated and newly regulating iGaming jurisdictions

TORONTO -December 10,2025 -Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) a leading global B2B iGaming technology and content provider, today announced the extension of its existing Player Account Management (“PAM”) platform, online casino content, player engagement and gamification with 711 group, an operator of a 711.nl brand in the Netherlands and Carousel.be in Belgium. It also launched the 711.be brand in the regulated Belgian iGaming market and has agreed to work with the 711 group in the newly regulated markets in future.

The new three-year deal sees Bragg's technology and content suite, originally implemented for the launch of the 711.nl online casino and sportsbook in the Netherlands, now powering the operator's launch in Belgium under 711.be, and potentially beyond.

Bragg’s core PAM platform, which is celebrated for its robustness, flexibility and a wide array of operational and marketing tools, enables seamless scaling for clients entering new jurisdictions. Bragg’s FUZE™ promotional, engagement and gamification toolset utilizes cutting-edge, data-driven insights and gamification to provide a suite of tools designed to enhance key performance indicators across the board. These features, which can be customized for specific local audiences, include an AI-powered game recommendation system, free rounds, themed in-game widgets, tournament gaming with real-time leaderboards, quests, bonus promotions, and jackpots. Recent additions to this constantly updated toolset include Big Ticket Bonanza, a new way to engage with players through multiple targeted and bespoke campaigns and FUZE™ Arcade, a tool which randomly drops wins on any spin.

This agreement extension and new launch in Belgium ensures 711.nl will continue to benefit from Bragg's full turnkey solution, including its proprietary PAM, the Bragg HUB online casino and sports betting content delivery platform, as well as the FUZE™ player engagement and gamification toolset and an extensive library of exclusive and aggregated online casino games.

Matevz Mazij, Chief Executive Officer at Bragg Gaming Group, commented: “Our extended agreement with 711 Group to power their launch in the regulated Belgian market is a direct testament to the quality and reliability of our products and our turnkey capabilities. We pride ourselves on offering a flexible, regulatory-compliant platform that allows valued clients like 711 to seamlessly scale their operations across new jurisdictions. Belgium is a key strategic regulated market for Bragg, and we are excited to support 711’s continued growth there.”

Gilles De Backer, Chief Operating Officer at 711.nl, added: “The partnership with Bragg has been a resounding success in the Netherlands, where their turnkey solution has provided us with robust stability and the agility needed for rapid market growth. Extending this relationship into Belgium was a natural next step. Bragg’s comprehensive turnkey solution, including their platform and diverse content portfolio, significantly streamlines our market entry, allowing us to focus on delivering a leading iGaming experience to Belgian players. We look forward to replicating our Dutch success.”

The move further cements Bragg's position as a leading technology provider in regulated iGaming markets and aligns with its strategic focus on expanding its high-margin PAM and content offering globally.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning FUZE™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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Contacts

For media enquiries or interview requests:
Robert Simmons, Head of Communications, Bragg Gaming Group
press@bragg.group

Investors:
Stephen Kilmer
(646)-274-3580
stephen.kilmer@bragg.group